Benetton Group spa

Villa Minelli
31050 Ponzano, Treviso, Italia
Tel. +39 0422 519111
Fax +39 0422 969501
www.benetton.com

Ponzano Veneto (TV), December 28, 2006

Via faxsimile
001.202.772.9202

Mrs.
Donna Di Silvio
DIVISION OF CORPOTATION FINANCE
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

UNITED COLORS
OF BENETTON.

Re: Benetton Group S.p.A.
- Form 20-F for the fiscal year ended December 31, 2005 – filed June 27, 2006
- Form 6-K filed October 10, 2006 – File No. 001-10230

Dear Mrs. Di Silvio,

With reference to your faxsimile communication received December 22, 2006 and following my telephone conversation with Mr. Jack Guggenheim and Mr. Michael Moran, we confirm our intention to send you our response to your comments as soon as possible in order to fully comply with all applicable disclosure requirements.

Nevertheless, taking into consideration the Christmas holidays and the year end closing activities, after a first quick check with our departments involved in the matter, it would be very difficult for us to meet the 10 business days deadline to file our response.

We will be definitely able to comply within February 2, 2007.

We hope this proposed postponement of the deadline won't be a problem for you, otherwise please let us know if we have to arrange a different schedule.

Sincerely,

Andrea Pezzangora
Head of Corporate Affairs Dep.
Benetton Group S.p.A.

Tel.: +39 0422.519860
Mob.: +39 335.7957855
Fax: +39 0422.519035

Cap. Sociale: Euro 236.026.454,30 iv
P. IVA 00193320264

R.E.A. n. 84146
C.F./R.I. di Treviso n. 00193320264